Exhibit 99.2

Ad-hoc Release

Supervisory Board of LION bioscience AG Resigns

LION bioscience AG, Cambridge, MA, USA, Heidelberg, Germany, October 14, 2004 – LION bioscience (Nasdaq: LEON) today announced that the Supervisory Board of LION bioscience AG, Jürgen Dormann, Prof. Klaus Pohle and Richard Roy stepped down effective immediately after yesterdays Supervisory Board meeting. Due to its NASDAQ listing the company could not extend its Directors & Officers insurance at economically feasible terms.

The local trade court in Heidelberg will appoint the new Supervisory Board. Dr. Friedrich von Bohlen, a major shareholder of the company, has indicated his support for this process.

Contact:

Günter Dielmann, Tel.: +49 6221 4038-249, guenter.dielmann@lionbioscience.com

Julia Fritz, Tel.: +49 6221 4038-158, julia.fritz@lionbioscience.com

Tracy Coffey, Tel.: +1 857 919 9975, tracy.coffey@lionbioscience.com